Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

April 28, 2017

The following transcript was prepared by Thomson Reuters Street Events:

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings

C O R P O R A T E  P A R T I C I P A N T S

Bernard Wang

Sven Schneider Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Andreas Heine MainFirst Bank AG, Research Division - Research Analyst

Geoffrey Robert Haire UBS Investment Bank, Research Division - MD and Equity Research Analyst

Jeremy Redenius Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Knud Hinkel equinet Bank AG, Research Division - Research Analyst

Laurence Alexander Jefferies LLC, Research Division - VP and Equity Research Analyst

Laurent Guy Favre Evercore ISI, Research Division - Analyst

Markus Mayer Baader-Helvea Equity Research - Analyst

Martin Roediger Kepler Cheuvreux, Research Division - Equity Research Analyst

Neil Christopher Tyler Redburn (Europe) Limited, Research Division - Research Analyst

Peter Clark Societe Generale Cross Asset Research - Equity Analyst

Peter J. Mackey Exane BNP Paribas, Research Division - Analyst

Sebastian Satz Barclays PLC, Research Division - Director

Sebastian Satz HSBC, Research Division - Research Analyst

Thomas P Wrigglesworth Citigroup Inc, Research Division - Director and Chemicals and Basic Materials Analyst

P R E S E N T A T I O N

Operator

Welcome to the Q1 2017 Results Conference Call of the Linde Group. At our customers’ request, this conference will be recorded and published afterwards. (Operator Instructions)

This discussion may contain forward-looking statements about Linde AG and its subsidiaries and businesses. These include, without limitation, those concerning the strategy of the integrated group, the future growth potential of the group's markets and products, the group's profitability in specific areas, the group's future product portfolio, development of and competition in economies and markets of the group, and a potential business combination with Praxair.

Any such forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Linde's control, are difficult to predict and may cause actual results to differ significantly from any future results expressed or implied in such forward-looking statements.

While Linde believes that the assumptions made and the expectations reflected in today's discussion are reasonable, no assurance can be given that such assumptions or expectations were proved to have been correct and no guarantee for any nature is assumed in this respect.

Linde undertakes no obligation to update or revise the forward-looking statements in today's discussion whether as a result of new information, future events or otherwise.

Please also be aware that should Linde and Praxair proceed with the proposed business combination transaction, we expect that the newly formed holding company will file a registration statement with the U.S. Securities and Exchange Commission and an offer document with the German Federal Financial Supervisory Authority. We urge you to read our filings with the SEC and BaFin, including the registration statement and the offer document if and when they become available because they will contain important information.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

May I now hand you over to Mr. Wang, who will lead you through this conference. Please go ahead, sir.

Bernard Wang

Thank you, operator. On behalf of Linde, we would like to thank you for joining our results presentation for the first quarter of the 2017 financial year. Today's call is hosted by Dr. Sven Schneider, our CEO -- our CFO.

Please turn to Slide 3 for today's agenda. Dr. Schneider will open the presentation with the report on our operational and financial performance during the quarter. This will be followed by a progress update on our strategic plan and finally the outlook for 2017. Let me now hand you over to Dr. Schneider.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Good afternoon, ladies and gentlemen, and a warm welcome from my side. Let me start today's presentation with highlights from the first quarter of 2017 on Slide 4.

Reported group revenue from continuing operations came in at EUR 4.4 billion, an increase of 6.6% versus the prior year on a reported basis, and an increase of 4.2% after adjusting for currency. The growth in revenue was driven by the industrial gases business as well as the higher contributions from Engineering. Reported group operating profit grew by 5.7% to EUR 1.04 billion. After adjusting for FX, operating profits increased by 3.1%.

Resulting group margin of 23.7% remained on par with the level for the year-ago period as margins in both the Gases and the Engineering divisions were stable. Special items of EUR 22 million were recorded in the first quarter. These expenses are related to restructuring as well as the planned merger with Praxair. Operating cash flow came down from the high level of Q1 last year and amounted to EUR 653 million. As expected, the difference was attributed to a lower level of prepayments received by the Engineering Division and lower cash taxes paid during the year-ago period. However, operating cash flow from the Gases Division remained stable.

EPS before special items came in at EUR 1.77, 7.3% above the level of last year. Please proceed to Slide #5. In the development of revenue and operating profit by division, reported revenue in the Gases Division rose by 4.9% to EUR 3.8 billion. The increase was supported by organic growth as well as tailwinds from currency and natural gas prices. Operating profit in the Gases Division increased at roughly the same rate to EUR 1.05 billion, resulting in an operating profit margin of 27.7%. 10 basis points below the level from Q1 2016. If adjusted for higher natural gas prices, the margin would have been 28%. 20 basis points above the last year's level.

In the Engineering Division, we recorded a positive development in revenue in the recorded quarter, with this figure totaling EUR 648 million. Operating profit developed slightly ahead of revenue, lifting the margin by 10 basis points to 8.2%. This result is in line with our guidance of around 8% for 2017.

Let me continue to Slide 6 for review of the revenue bridge in the Gases Division. Increased natural gas prices versus the prior year reported periods, in all geographies, resulted in a revenue tailwind of 1.2%. As for currency, relative to the euro, the stronger U.S. dollar, Australian dollar and numerous emerging market currencies more than offset the weaker pound sterling, generating a revenue tailwind of 2.8% versus the year-ago period.

Adjusting reported growth for the aforementioned FX resulted in a comparable growth figure in the Gases Division for the period of plus 0.9%. Please note that this figure reflects diverse trends across product areas, in particular, in Healthcare. Excluding this product area, comparable growth in the Gases Division would have been plus 5.1%. I will cover this subject in more detail on Slide 7.

As expected, comparable growth in Healthcare is minus 11% versus Q1 last year. The most sizable negative influences by competitive bidding as well as the divestment specialty pharma. In contrast, Healthcare growth slightly benefited from 1 month of revenue contribution from last year's American HomePatient acquisition. Excluding consolidation effects from specialty pharma and American HomePatient, comparable growth in Healthcare would have been minus 7.5%. These effects will lessen in second half of the year as they annualize.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

In on-site, solid contributions from startups and ramp ups in all operating segments resulted in a strong revenue increase of 8.4% on a comparable basis versus the prior year. We were able to bring numerous new plants into operation during the quarter, including an ammonia plant in Russia and an air separation unit for ArcelorMittal in Germany. Ramp ups in North America, Northern Europe as well as Asia also made material contributions to growth.

Likewise, comparable growth in bulk was also at a high level, coming in at 7.3%. We experienced positive development in almost all regions, most notably in Asia. In cylinder, comparable revenue decreased slightly at 0.1%. On the positive side, we saw an incremental improvement in growth in Europe and Africa. However, growth was restrained by lower neon prices in our specialty gases business versus the year-ago quarter. We expect this negative base effect to continue to the second quarter. This neon effect impacted of growth in cylinders by roughly 200 basis points in this quarter.

Now moving on to revenue by operating segment on Slide 8. Starting with EMEA, reported revenue grew in the first quarter by 4.8%, but comparable growth came in at 4.4%. Regionally, Northern Europe, the Middle East and Eastern Europe made the highest growth contributions while Central Europe was also solid. From a product area perspective, on-site was the strongest contributor. In Asia Pacific, growth was strong on a reported basis at 10.7% as well as on a comparable basis at 4.9%.

In terms of products, bulk recorded the highest comparable increase, with all regions developing positively. In terms of region, Asia continued to lead the way with 6.6% comparable growth while the situation in the South Pacific has stabilized albeit at a low level. In the Americas, reported growth was positive 1%. The comparable growth came in at minus 5.3%. The negative development was due to significant headwinds from competitive bidding with divestment of specialty pharma and lower neon prices in specialty gases.

Conversely, on-site in North America made a positive impact thanks to continued contributions from ramp ups. Meanwhile, business conditions in South America remained challenging due to the persisting tepid macroeconomic situation there.

Please continue to Slide 9 for a discussion of operating profit by operating segment. Aided by solid growth, the restructuring savings reported operating profit in EMEA increased by 7.4% over the prior year, resulting in an expansion in operating margin by 80 basis points to 31.3%. In Asia/Pacific, operating profit increased by 5.5%, resulting in a margin of 25%. Please note that the margin in Q1 '16 included a positive benefit from an asset sale.

If adjusted for this one-time gain and the negative impact from higher natural gas prices, the operating profit margin would have remained steady versus the year-ago period. In the Americas, the reported operating margin came in at 24.9%. The margin remained stable compared to last year's level as growth in on-site and bulk was offset by negative headwinds from competitive biddings, specialty gases and higher natural gas price.

Let's now take a look at the Engineering Division's performance on Slide 10. In Engineering, revenue developed in line with project progress, totaling EUR 648 million for the first quarter, and in line with our expectations of the fiscal year. The realized margin of 8.2% is also in line with expectations. Despite the continued lower price environment and postponement of certain investment decisions, in particular, in the petrochemical industry, order intake increased year-on-year by 47.4% to EUR 457 million. Order backlog remains at a high-level, at EUR 4.2 billion.

I would like to conclude this section of the presentation with our financial performance on Slide 11. As mentioned earlier, the year-on-year decline in reported operating cash flow was attributed to a lower level of prepayments received by the Engineering division, which can be seen in the line item change in working capital. Also as mentioned, the (inaudible) taxes paid was lower in the year-ago period.

On the 18th of January, we issued a senior bond with a nominal value of EUR 1 billion as prefinancing of a bond due for redemption in April. The 5-year bond period has a fixed coupon of 0.25%. Bond remission raised our gross debt to EUR 9.5 million. However, positive cash generation lowered net debt to under EUR 6.8 billion. The lower net debt figure, combined with our increased profitability, led to a reduction of our net debt to operating profit ratio to 1.6x as of the end of March. The result remains well below the limit of the maximum of 2.5x that underlies our conservative financial policy.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

This concludes the operational and financial performance review. I will now continue with an update of our strategic plan on Slide 13. As we stated during our fiscal 2016 results communication, the FOCUS program was successfully completed last year and remains on track to deliver annual savings of approximately EUR 180 million by the end of this year. As for LIFT, restructuring initiatives in EMEA, Asia-Pacific, the Americas, Engineering as well as corporate functions continue to run according to plan.

In Europe, discussions with employee representatives are at an advanced stage, with certain measures already underway. In Germany, a voluntary redundancy program is in progress while discussions regarding a reconciliation of interest to realized organizational adjustments have been completed. We thereby confirm that we are on track to realize this year's total cost savings target of around EUR 120 million. We also confirm the cost savings target for this of around EUR 370 million by the end of 2019.

We continue to expect total restructuring costs related to LIFT of around EUR 400 million by the end of 2017. As a reminder, we have already recognized special items related to restructuring of EUR 116 million in 2016 and EUR 20 million so far this year.

I will now conclude today's presentation with the outlook. We hereby confirm our outlook for 2017. For 2017, we anticipate group revenue to be in the range of minus 3% to plus 3% versus the currency adjusted figure for 2016. Also, after adjusting for currency, our expectation for group operating profit in 2017 is and it will be on par with the previous year to 7% to 7% higher than the previous year.

In terms of return on capital employed, we confirm our expectation for a group ROCE of between 9% and 10%. Depending on economic development, we expect revenue in the Gases Division to be between minus 2% and plus 3% compared to the currency adjusted figure from the previous year. Likewise, after adjusting for currency operating profit in the Gases Division is expected to be on par with the level of the previous year and up to 6% higher than 2016.

For the Engineering Division, we expect to generate revenue in the range of EUR 2 billion to EUR 2.4 billion. The operating margin is expected to be around 8%, in line with our medium-term guidance. Before starting with the Q&A, I would like to remind you that we will not make any comments related to the potential merger with Praxair. Therefore, we kindly ask you to refrain from asking any questions related to this topic. Thank you for your attention and interest in Linde. We are happy to take your questions now.

Operator, you may now open the line for questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions) The first question comes from Thomas Wrigglesworth with Citi.

Thomas P Wrigglesworth - Citigroup Inc, Research Division - Director and Chemicals and Basic Materials Analyst

Three questions, if I may. I'm just trying to unpack a few items. So could you define how much revenue growth came from startups in the quarter? And could you also just touch on, again, following the full year results call, what your guidance is for the full year? From revenue contribution? From startups is? Secondly, on the operating margin. Even adjusting for the impact in first quarter 2016, as you noted, which would have meant operating margin is flat in Asia/Pac year-on-year. I notably see the Asia/Pac operating leverage is significantly lower than your EMEA operating leverage. Could you help me understand why that is the case? And then a third and final question, again, on your comparable growth. If we take out the specialty gas impact in cylinder, what was the underlying growth in the cylinder business in the first quarter?

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay, Tom, thank you for your question. The first question regarding the revenue growth for ramp-ups and startups. In the first quarter, the number is in the EUR 50 million to EUR 60 million ballpark. And you can expect a good triple-digit number for the full year 2017. Including ramp ups, 2016. The third question of specialty gases. Here, we can confirm that we have a 2% growth in PGP, roughly. And the neon effect was EUR 20 million negative in first quarter. Can you please repeat the second question? I understand that, that is a question referring to the operating margin differential between EMEA and APAC?

Thomas P Wrigglesworth - Citigroup Inc, Research Division - Director and Chemicals and Basic Materials Analyst

So sorry for not being clear. Now the operating leverage, I just noticed that the drop-through of sales is much stronger in Europe than it was in Asia, and I wondered if you could help explain why that is? Noting, obviously, the margins are different but the drop-through is still quite considerable even if I adjust Asia for the margin difference that you stated. Am I not being clear? Sorry.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Yes, I think, the answer I can give you is that it's the mix effect. I mean, you have different regions, you have growth regions, you have more mature regions and you have also a very different mix effect between the different product categories. And if we talk Asia, we always have to bear in mind that we talk 3 very different segments. South Pacific, as we have said, we see it now being stabilizing, whereas the 2 others are nicely growing, especially China, which you'll also need to take into consideration when you look at Asia.

Operator

The next question comes from Laurent Favre from Evercore ISI.

Laurent Guy Favre - Evercore ISI, Research Division - Analyst

My 2 questions are: number one, on Healthcare. If you exclude the impact for the disposals, NCB, it still looks like Healthcare was down year-on-year. I'm wondering if there is some lumpiness in there or is there is an item that we should be aware of or dynamics that we should be aware of, going forward. And the second question is regarding the Pemex contract, which started or which were renegotiated at the end of 2015. Can you talk about the ramp-up, given that production seems to be getting up well in the ramp-up phase?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay. Thank you, Laurent. To your first question, the Healthcare questions. I mean, firstly, to give you guidance here, I think, we have said that in the presentation already. In Q1, we have 2 major effects to start with that and to also help you to understand the development. 1 is the year-on-year quarter comparisons with regards to competitive bidding, where in Q1 '17 compared to Q1 '16, we have a negative effect of roughly EUR 60 million. I talk euros here. So that's the first effect. The second effect is the consolidation effect, which is a plus and a minus. It's that we have lost, so to say, the comparable sales of the specialty pharma business, which we disposed off in August, and we gained 1 month of the A Home sales. And if you net this consolidation effect, it's a negative, let's call it, minus EUR 30 million to minus EUR 40 million. In total, we're talking EUR 100 million. If we know look at Healthcare in total and compare Q1 '16 to Q1 '17 and adjust for the EUR 100 million, then it looks like a, I would say, more or less flattish business. Of course, there are some other elements, like very small tender effects, for example, in EMEA. But overall, the most important effects you should be aware of are the 2 effects I just mentioned for Lincare. And you said it's lumpy. I mean, the growth in the Healthcare business and Lincare, I would say, there are 3 main effects: the first one is the patient growth. And here, you cannot, of course, extrapolate a quarter. The quarter there is a bigger patient growth and another group quarter but we are still relying on the positive megatrend. The second one is new applications, which, of course, need some time to come through. And the third one is M&A. And in the last call, we have already communicated that the M&A growth is a bit tainted by the current environment in the U.S. from the buyers and the sellers side because of the uncertainty of competitive bidding and of the new administration looking at it. Therefore, some sellers are more reluctant to sell in the current environment, and we are also very diligent and prudent and want to see how potential changes come through in potential targets. So we do not expect a very immediate pickup of M&A activity in the Healthcare business in the U.S. So I hope that was a very detailed answer to the Healthcare question. To Pemex, I'm sorry. We cannot give you that specific guidance on an single project. We cannot do that. Sorry.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Operator

The next question comes from Andreas Heine, MainFirst.

Andreas Heine - MainFirst Bank AG, Research Division - Research Analyst

I would just come back to Healthcare. Even if it is flattish, it means that this is slower than you usually report, if you adjust for the things you have mentioned. Outside the U.S., is there any growth you had? Or was that also flattish? Or could you shed some more light, what we should expect as the underlying trend. So adjusting for what you have mentioned in the regard of CB3 and CB2 and the disposers. In the bulk and the cylinder business, specifically, in Europe, one of your peers has reported that there was quite some Easter effect. Would you be able to extract what you expect have been as an additional momentum in the first quarter due to more working days and what we should look at for the same quarter then as a reversal of this? And last but not least, in the cylinder business, thanks for giving this data on neon, so that gives roughly 2% growth. Could you also give us some more regional flavor, how the cylinder business was in Europe and compared to other regions?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Yes, thank you, Andreas, for the question. So firstly, to your Healthcare-related question. I mean, the biggest healthcare markets for us are, of course, North America, EMEA, followed by Asia. We have seen some nice growth in APAC, in the Healthcare area, but to be honest, of course, coming from a relatively low level compared to the other regions. On bulk and merchants, I think, your question relates to the working days development in the first quarter. Yes, we can confirm that in the first quarter, we had 2 extra working days in EMEA. We had 2 extra working days in APAC, and no extra working day in the Americas. Of course, it's now difficult to calculate that because, as you know, our Healthcare patients, they don't run according to working days, such as the tonnage schemes, which is a 24/7 business. But on the merchant side, on the back of an envelope calculation, I would say, the effects are roughly 300 basis points. And to your third question, the cylinder growth that is mainly coming from EMEA and we have also some growth in Asia on the cylinder side.

Operator

The next question comes from Martin Roediger, Kepler Cheuvreux.

Martin Roediger - Kepler Cheuvreux, Research Division - Equity Research Analyst

Unfortunately, most of them are answered already. Just some minor ones. On Engineering, the strong increase, is that solely related to your projects of Gazprom signed a year ago? Or is it also -- did your other customers and other end market industries? And is it just Gazprom? I wonder who can book the sales in Q1 as the winter in Siberia is quite tough enough and thus it limits the progress in construction? The second question is on on-site business, which performed quite well, obviously, in briefly all regions. Can you remind us the main drivers regarding the end markets is? Is it solely steel industries or also other sectors, which -- where you see that good sales growth and business improving. And then finally on the tax rate, moving up to 25.4% in Q1. Can you talk about the reach and mix? How that has changed year-over-year?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Martin, thank you. So starting with the Engineering question. So the answer is no to Gazprom. It's a couple of projects, a completion of projects and it's in different product areas. It's always in plans. It's natural gas plants and as separation units. So this is a broader increase, in line with our expectations for the fiscal year. If I now go to your tax rate question, I mean, the Q1 tax rate of 25.4% is within our expectations for tax rate of around 25% for the 2017 fiscal year. And I'm sorry, we do not provide any split for regional tax. In on-site, that was I think your second question. I mean, we have benefited from some projects which we started in last year and in Q1. Some we already communicated, some hydro plants now in Q1. Also an ammonia plant in Russia and therefore we have a variety of customers and a variety of regions where we had positive momentum from the on-site growth. So I would not go that far and I would only look at 1 or 1 segment. So it was across all geographies and across all industries where we have been supported on the on-site, which you can see in the nice 8% growth.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Operator

The next question comes from Sebastian Satz, Barclays.

Sebastian Satz - Barclays PLC, Research Division - Director

First one, coming back to the margin in Asia again. It seems like that's the lowest on record that you've had in a long time. You mentioned the natural gas impact, but I would have thought to see at least some benefits of the cost cutting come through here as well. So could you please just comment on why the margin is so low and how should we think about that going forward, please? And secondly, a follow-up on the previous Healthcare questions. Could you just quantify what the run rate is in terms of volume growth for Lincare at the moment, please? And then lastly, on your cost savings, could you also please quantify the benefits that you have seen already this quarter? And could you talk a little bit more about the regional split of the EUR 120 million that you expect to see for the full year?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay, Sebastian, thank you for that. I start with the last question. So the effect from the savings initiatives in first quarter, although it's always a bit difficult to extrapolate them from quarter-to-quarter, I would say, it's roughly EUR 30 million in the first quarter. The question to the Asia margin, I mean, first, let me please reiterate that the 25% reported margin, if you adjust for the one-timer, which we had in Q1 '16, which was a deconsolidation effect in the magnitude of EUR 10 million, which we reported a year ago. And the feedstock price would be at the 26-point-something level. So we do not think that this is not a good level, though we always strive for improvement. If you now ask for more reasoning behind it, I think, I would like to go back to what I said earlier in the call. You have that mix effect between 2 growing markets like Asia, East Asia, as we call it, Southeast Asia. So China and the others and South Pacific. And you have all seen these huge decontraction in South Pacific where the country or the continent has partly deindustrialized itself. And we are pretty happy to see that the situation in RSP has stabilized in the first quarter. And given the fact that South Pacific was 1 of the front runners in terms of the LIFT program, we also see some positive margin improvement in South Pacific coming through but we are not yet at the end. We will continue to strive for more efficiency in South Pacific. So I hope that gives you a little bit more flavor and to the question. And on the run rate, for Lincare, I cannot give you any more guidance as I have given you by giving the details on competitive bidding and the deconsolidation.

Sebastian Satz - Barclays PLC, Research Division - Director

Just on the regional split for the cost benefits this year, Asia versus EMEA versus -- and the U.S. That'd be helpful. Just a rough estimate.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

So I mean, honestly, I don't have the number on hand, but I think it would be fair to assume that the biggest contributors for the efficiency improvement in first quarter come from the so-called front-loaded countries, and the front loaded countries are, as I said, South Pacific, the U.K., and Scandinavia, and there's also some part and some contribution in North America.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Operator

The next question comes from Jeremy Redenius from Bernstein.

Jeremy Redenius - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

It's Jeremy Redenius from Bernstein. Just a follow-up to a previous question. I just want to make sure I heard you correctly say about an extra 300 points -- 300 basis points of growth from the extra working days, and I wanted to make sure we and I -- I was clear what part of the business that you were talking about. I thought I heard you say the merchant business. So I want to make sure that you're referring to the bulk business and the cylinder business. And if so, is that the global business that you're referring to? Or is it some fraction of it? Because I think if we're talking about the global bulk and cylinder business, we're talking about half the gases sales. So that's about 1.5% additional growth for gases, and I just wanted to make sure I got the right base and the right numbers.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay. Thank you, Jeremy for the clarification question. Sorry if I was not clear enough. The 300 basis point effect was contributed to the region. So in other words, if there's a growth of 4.5% in EMEA, 3% are attributed, roughly, back of an envelope calculation to the working days effect. And the same applies to APAC. It was not a statement referring to a special product area.

Jeremy Redenius - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

So to be clear, then, you're talking about the 3% additional growth on all the volumes in Asia/Pac and EMEA? Is that right?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

That's correct. Yes, roughly.

Jeremy Redenius - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

We're not just talking about just -- the relevant sales are not just bulk and cylinder but they're the regional sales that added about 3%?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

That is correct.

Operator

The next question comes from Neil Tyler, Redburn.

Neil Christopher Tyler - Redburn (Europe) Limited, Research Division - Research Analyst

A couple left for me, please. Small ones, really. But within the bulk business, can you, perhaps, help us with some sort of rough estimate of split between price and volume within the figures that you -- the growth figures that you've disclosed? And all of that price, you've already distinguished how much was the neon effect in cylinder, but in bulk, I was wondering if you can help us with how much was passed through price. Secondly, you mentioned the disposal gain in last year's Q1. I know this from the cash flow, there's a small disposal gain reversed out in the cash flow in this quarter as well. Is that -- presumably, it is within the EBITDA. And if so, could you give us an idea of where it is, which region or which product area? And then, finally, are we right to assume, even though that restructuring cost, the efficiency savings program costs within the quarter were relatively slow? That we're not going to see any costs spill over into 2018. So the total EUR 400 million you're talking about, you're still confident of achieving the measures that require those costs to be booked by the end of this year?

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay, Neil, thank you for the questions. So starting with bulk. So without going into the last detail of the growth of 7.4%, the very big part of it comes from volume and the smaller part comes from pricing. And of course, to your pass-through question. Here again, we would need to go into the details, into the countries. If you look, for example, into high inflationary environment like South America, it's very important to pass-through it and work very hard on pricing and we have done that. And there are others where you have a lower inflationary environment and where you have other possibilities to pass it through. So I think, here, it's difficult to give a general statement. On the reversal of the cash flow, it was EUR 12 million in the Gases Division, and to your restructuring cost question, yes, you're right to assume that the approximately EUR 400 million of one-timers will all come through in 2017, but let me reiterate, EUR 116 million of the EUR 400 million have been booked in 2016 and EUR 20 million years in Q1. So we are talking about roughly 260 plus/minus coming through in the remainder of the year. And I would say, it would probably be fair to assume that it is a bit backlogged. So the big majority to come through in second half.

Operator

Your next question comes from Laurence Alexander, Jefferies.

Laurence Alexander - Jefferies LLC, Research Division - VP and Equity Research Analyst

Just a couple of questions. First, can you speak, specifically, to what you're seeing in the cylinder market for mining? Secondly, are you seeing any signs of bidding activity for on-site projects freezing up, given the tensions in the Middle East and Asia, the Brexit uncertainty in Europe and the uncertain industrial trade policies and tax policies in North America affecting larger capital projects? And then lastly, can you talk a little bit about what measures you're taking to deal with the labor culture within Linde. And how to protect source, safety and service standards?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay, that was a very specific question, Laurence. Let's try to answer them one by one. So the cylinder mining here, for us, that refers to South Pacific in Australia. We see slightly improving trend but coming from a relatively low level, given the previously described deindustrialization of the continent. On the bidding of projects within the geopolitical environment, we do not see any material effect here. In fact, we have a pretty robust pipeline. We have signed a couple of projects. We are in negotiations for a couple of other projects and we will communicate them accordingly. And the measures to labor culture and safety, my answer here would be probably very much to the so-called safety culture in our company, where this is one of the key performance measures and key cultural proponents. Where, for example, in every board meetings, there's a report about incidents. We track them. Management is incentivized. We are doing safety days. We are doing, right now, safety exchanges between regions where we use best practices, which work well in, for example, Asia-Pacific, and transfer them to EMEA. So that's a very important part because it's very clear that we want to make sure as much as we can that all of our employees and all other parties who deal with us can return safely home after their working day.

Operator

Your next question comes from Peter Clark, SocGen.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Peter Clark - Societe Generale Cross Asset Research - Equity Analyst

You're answering these questions so comprehensively. I just wanted to -- I've still got 3, actually. The South Pacific region, particularly Australia. I know we stick clearly Healthcare, but it looks like volume could have been flat. You talk about stabilization in the market. On my reckoning, that's probably the first time you've seen volumes around these levels since 2012. Just your confidence looking ahead? Because some of the Australian macro data seems to be encouraging. I know mining is lagging, but even that, as you've just mentioned, is looking a little bit better. The second question on the Americas margin holding around the 25% level, obviously, we should have more cost-cutting coming through. You've got a big impact from CB3, CB2, rebid again in the second quarter, but this 25% margin should represent, I hope, near the bottom if the rest of the Americas is holding up as well. Certainly, when we're going to the second half, when you're lapping the CB effect, just wanted to see if you could answer on that one. And then, finally, on the new project activity we just touched upon. Just wondering if you got much going on in terms of North America, given that, clearly, it's a gift you have relative to the other 3 players. Particularly, the lack of presence on the Gulf Coast with the pipeline set.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay. Thank you, Peter. To our SP, South Pacific. Again, I think we need to differentiate into the service industry, which is growing again and the industrial environment where we are in, which is now stabilizing as we said. I think that’s the current situation where we have seen the stabilization over the last 2 quarters. We have seen key customer volumes being now steady. But I would say, it is too early to declare victory, and too early to talk about a sustainable demand recovery. Therefore, as I said previously, we have to remain fully focused on costs and on efficiency. And to your second question on Americas. The margin, of course, was negatively impacted, as you rightly said, by the competitive bidding effect. It was negatively affected by neon prices. The positive effect, and we have also seen a very positive trend in our North America gases business, is coming from a couple of elements. 1 is, we have a nice tonnage growth. We have done good pricing work, with the exception of neon. And we see the first improvements from LIFT coming through, but they need to be even enhanced over the course of the next months.

Peter Clark - Societe Generale Cross Asset Research - Equity Analyst

And the project activity in North America?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Gulf Coast? No. We are not.

Operator

The next question from Knud Hinkel, equinet AG.

Knud Hinkel - equinet Bank AG, Research Division - Research Analyst

A follow-up question on the Engineering. Is it fair to regard today's numbers as a bit of turning point? Or is that a bit premature from your point of view? And if it's a turning point, would you say that the upper end of your full year guidance for Engineering is now a little bit more realistic? And second question on the logistics business. Can you comment on possible progress of the disposal process?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Thank you, Knud. So to the Engineering question, I would not concur with you that we need a turning point in Engineering. I think we have always demonstrated, even given the not-too easy-environment, especially from the petrochemical side. We were able to have a stable margin of around 8%. We are well on track, but I would never, in Engineering, given the engineering nature and the way you account according to the completion of project, I would never advise to just take a quarter and multiply it by 4. Therefore, we are not yet in a position to narrow the ranges or to give you more guidance. We confirm the sales range between EUR 2 billion and EUR 2.4 billion for the year. And on the disposal of Gist, we are making a good progress here. We are in negotiations and the fact that we show it as discontinued operations shows you and should give you comfort that we see a high likelihood for doing that transaction in this year. Of course, as you will understand, we cannot comment on price.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Knud Hinkel - equinet Bank AG, Research Division - Research Analyst

Okay. And in Engineering, I was referring to health volume, if that's clear.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Yes. They're the 2 -- okay, 2 to 2.4.

Operator

The next question comes from Peter Mackey, Exane BNP Paribas.

Peter J. Mackey - Exane BNP Paribas, Research Division - Analyst

I've got 3 questions, if I can, please. The first one, and I really hate to come back to Healthcare, because I recognize you really don't want to be drawn on the underlying growth in health care. But I'm sure you realize it -- appreciate that traditionally, we always think about business growing at 3%, 4%, 5% underlying, plus 2% or 3% from M&A, and I understand that the M&A side of things is, perhaps, a little sluggish at the moment. But that underlying growth was clearly disappointing in the first quarter. Can you give us an idea whether you think that's a sort of short term -- short-natured term situation, i.e. should we assume a normalization in the underlying growth rate? Or is that something that we should assume slower growth for the next few quarters, please? And then, the last 2 questions, really, honestly, things I should know already. But firstly, to go back to Sebastian's question on the margin situation in APAC. I look back over the last 4, 5 years. Most years, the first quarter is, if you adjust for the oddities, the first quarter is 1 of the lowest margin of the year. Is there any reason to think as margin seasonality in APAC and that should be the case again this year? I.e. weak? The first quarter is naturally weak. And then the second question -- sorry, the third question. How much advance notice do you have of your advanced prepayments in the Engineering business? In other words, are you -- do you have reasonable visibility at this stage of what you expect to get or not get, perhaps, in full year 2017? I think my -- was that you received about EUR 300 million of prepayments last year. Do you have a feeling for what you might -- that situation might be in 2017, please?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay. Thank you, Peter. So to the Healthcare question, of course, we understand that this is an important topic for your consideration. But I can only, unfortunately, reiterate what I said. The growth of Healthcare comes or could come from 3 different areas: patient base, number one; number two, new applications; and number three, M&A. I think, I've given you some guidance on M&A and I hope you appreciate that we are not rushing into any M&A to show a growth, which is not sustainable. And I can tell you that we looked into targets, which we called off, because we were not convinced that given the uncertainty in the environment, it's now the right time to acquire them at the requested prices. So I think therefore the M&A side is something we will, of course, watch and we have visibility about potential targets. But it is premature to say what kind of growth we expect from Healthcare acquisitions. And on the patient growth, as I said, it's nothing which you can extrapolate and we're 1 quarter times 4 then is the full year. Unfortunately, I don't think I can give you any more guidance to the Healthcare question. On APAC, I can confirm what you said, Peter. Given the seasonality, given the gases, the feedstock, it is a usual pattern that the margins in APAC improve over the course of the year. That is something we have seen in the past as well and we expect to see again. And the third question, I can give you comfort here, we have full visibility and reasonable feeling on Engineering advanced payments. However, I would say that you can have positive surprises if you win a big project with very big advanced payments. They could, for example, have a phasing effect and instead of coming in Q4, they would already come in Q3. That is something you all need to be aware of in Engineering, and I'm sure you are.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Peter J. Mackey - Exane BNP Paribas, Research Division - Analyst

Of course. And just to follow up there. Can you give us, at least, a flavor of how you think that base effect on the working capital line is likely to look in 2017? That's all. I mean, would it be -- are we starting from a point EUR 300 million worse than last year or is that not right?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

I think on cash flow, again, we're not giving cash flow guidance. If you interpret Q1 cash flow, there are 3 main elements we have to focus on: one is, gases working capital, stable; engineering working capital, down, because of the fact that there was a huge prepayment in or advance payment in Q1 '16 coming in from a big Russian projects, which didn't repeat itself in Q1 '17. And lastly, if you compare the text line, there was an overpayment of taxes in 2015, which led to a reimbursement in Q1 '16, which didn't repeat itself again in '17. So I wouldn't worry. It's these extra effects. On the gas side, all is stable.

Operator

The next question comes from Geoff Haire, UBS.

Geoffrey Robert Haire - UBS Investment Bank, Research Division - MD and Equity Research Analyst

Most of my questions have been asked, but just one final question about the industry as a whole. When you look at the industry, it seems that for this quarter, organic growth seems to have picked up to somewhere around about 3%, 4%, depending on who you look out in the (inaudible). The Healthcare business, did you take a view that this is, sort of, a benefit because of the 2 extra trading days in various regions? And therefore -- or do you think organic growth hasn't improved from where we were last year?

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Jeff, I would say it's a combination of both effects. I mean, yes, there is this working days effect, but there's also some pick up of the economical situation in a couple of geographies and industries. Therefore, I would say it's both effects coming together.

Operator

The last question comes from Markus Mayer, Baader-Helvea.

Markus Mayer - Baader-Helvea Equity Research - Analyst

Just one question please. The first one is a clarification question. In your general remarks beginning of the presentation, you said something on that 5.1 organic growth, except excluding one-off. Just to clarify, that is basically that the growth you would have seen, excluding the specialty gases, excluding neon, excluding everything. This is also excluding the Easter effect? Or what would be the number excluding the Easter effect? Then the secondly, again, on Peter's question on prepayments, can you remind us what kind of prepayments you had last year? And what was then the prepayments in Q1 versus Q1 this year to have a better understanding of the cash flow? And then on order intake, on the uptick. Was this mainly external projects or was this also coming from internal projects? Maybe you can give us a certain split of internal and external projects at Tier 1 of backlog. And then, lastly, am I right that the extraordinary Supervisory Board meeting was canceled in advance of your AGM? And do you have any kind of idea when the next Extraordinary Supervisory Board Meeting will be held?

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay, Markus. Thank you. First, to your last question, I'm sure you will understand that we'll not comment on the Supervisory Board postponement. But I will make a statement to the situation in a second. To your question with regards to comparable growth, so to make that very clear, what we have done is, we've shown you a comparable growth number of 0.9% for gases, excluding currency and excluding natural gases. If you exclude Healthcare, so to say, you look only at industrial gases, this 0.9% number goes up to 5.1%. That's the mathematics behind it. So no adjustment for working day, just like-for-like with the exception of Healthcare. I hope that was clear. And on the Engineering, sorry. Just give me one second, please. For Engineering, in line with our usual mix, the big majority of projects, cash flow and the related is external and not internal.

Markus Mayer - Baader-Helvea Equity Research - Analyst

Okay. And please the prepayment question.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Was your question prepayment of Engineering in Q1 or full year 2016?

Markus Mayer - Baader-Helvea Equity Research - Analyst

Both, 2016 overall and Q1 2016 versus Q1 2017.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Okay. So the overall number for 2016 was in the EUR 400 million ballpark. Q1 was a good part of it. And the number in Q1 '17 is flat. There is no income compared to year-end yet.

Operator

There are currently no further questions. This concludes our Q&A session for today and I hand back to Dr. Schneider for the closing remarks.

Sven Schneider - Linde Aktiengesellschaft - CFO, Head of Group Treasury and Member of Executive Board

Thank you, operator, and thank you for all your questions and your interest in the company. In closing the call, let me briefly update you on where we stand in the process with Praxair. And let me thank you for being so disciplined in not asking too many questions here. We are on track with the BCA negotiations and a slight delay is due to the legal complexity of the documents, as some of you may know. Again, thank you for your questions and have a nice and good weekend. Thank you, bye-bye.

Operator

Ladies and gentlemen, thank you for your attendance. This conference has been concluded. You may now disconnect.

APRIL 28, 2017 / 12:00PM, LIN.DE – Q1 2017 Linde AG Earnings Call

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2017, Thomson Reuters. All Rights Reserved.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.